

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-mail
Brent David Willis
Chief Executive Officer
Victory Electronic Cigarettes Corporation
11335 Apple Drive
Nunica, MI 49448

> **Re:** **Victory Electronic Cigarettes Corporation**
> **Amendment No. 1 to**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 16, 2014**
> **File No. 000-52745**

Dear Mr. Willis:

We have reviewed your response to our letter dated May 13, 2014 and have the following additional comments.

Preliminary Information Statement on Schedule 14C

Executive Compensation, page 12

Summary Compensation Table, page 12

1. We note that the Summary Compensation Table on page 32 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 31, 2014 contains fiscal year 2012 compensation information for Messrs. Willis and Hardgrove. Please revise this table accordingly or advise. Also, please tell us why the fiscal year 2013 base salary amounts for Messrs. Willis, Hartford and Hardgrove are different in the 10-K.

2. We note your disclosure in footnote 4 to this table that Mr. Woods "resigned" and "received no compensation upon his termination or the change of control." Please revise this footnote to clarify whether Mr. Woods resigned or was terminated and to explain to what change of control you are referring.

3. We note that Mr. Woods also served as a director of your company until June 2013 and that Messrs. Willis and Hardgrove are currently directors. Please confirm that Mr. Woods did not receive any compensation for serving as a director and that your employee directors do not receive any additional compensation for serving as a director.

4. Please revise to include a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Director Compensation, page 16

5. Please revise to include a footnote to the option awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(r) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please include similar disclosure for the warrants awarded to Mr. Fields.

6. We note that the Director Compensation table on page 36 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 31, 2014 discloses an option award to Mr. Fields with a grant date fair value of $5,000 yet there is no such option award reported in this table. The 10-K also does not disclose any amount under the All Other Compensation column for Mr. Fields but this table discloses $235,000 awarded to Mr. Fields. Please revise or advise.

7. Please revise to disclose for each director, by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 16

8. We note your disclosure on page 13 that in the event of a significant financial event or a change in control, the vesting of any shares, options, warrants or share equivalents granted to Messrs. Willis and Hartford would be accelerated. We also note your disclosure in this section that your executive employment agreements do not provide any potential payments upon termination or change in control other than the vesting of any unvested options. Please revise the disclosure in this section to clarify, if true, that accelerated vesting would only occur in the event of a change of control or significant financial event as opposed to a termination event and that accelerated vesting would apply to all outstanding stock or option awards. Please also specify in this section which named executive officers would be eligible for such accelerated vesting.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        David E. Danovitch, Esq.